

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 8, 2008

Mr. Dale E. Williams
Executive VP, CFO and Secretary
Tempur-Pedic International Inc.
1713 Jaggie Fox Way
Lexington, KY 40511

> **RE:** **Form 10-K for the fiscal year ended December 31, 2006**
> **Form 10-Q for the period ended September 30, 2007**
> **Schedule 14A filed April 3, 2007**
> **File No. 1-31922**

Dear Mr. Williams:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Craig Slivka, Staff Attorney, at (202) 551-3729 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief